Exhibit 99.3
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     You should read the following discussion and analysis of the consolidated financial condition and results of operations of FreeSeas Inc. (referred to herein as “FreeSeas,” “we,” “us,” “our,” or “Company”) together with our consolidated financial statements and notes thereto that appear elsewhere in this report. Our consolidated financial statements have been prepared in conformity with U.S. GAAP. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements.
     The historical consolidated financial results of FreeSeas described below are presented, unless otherwise stated, in thousands of United States dollars.
Overview
     Our fleet consists of seven Handysize vessels and two Handymax vessels that carry a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” Additionally, we entered into contracts to purchase two Handysize drybulk carriers of approximately 33,600 dwt each, from a reputable Chinese shipyard, scheduled for delivery in the second and third quarter of 2012. As of March 28, 2011, the aggregate dwt of our operational fleet is approximately 274,000 dwt and the average age of our fleet is approximately 14 years.
     We are currently focusing on the Handysize and Handymax sectors, which we believe are more versatile in the types of cargoes that they can carry and trade routes they can follow, and offer less volatile returns than larger vessel classes. We may, however, acquire larger drybulk vessels if appropriate opportunities present themselves.
     We have contracted the management of our fleet to our Manager. Our Manager provides technical management of our fleet, accounting services and office space and has subcontracted the charter and post-charter management of our fleet to Safbulk. While Safbulk is responsible for finding and arranging charters for our vessels, the final decision to charter our vessels remains with us.
Recent Developments
     Sale of M/V Free Destiny
     On July 30, 2010, we entered into an agreement to sell the M/V Free Destiny, a 1982-built 25,240 dwt Handysize drybulk vessel, for a price of $3,213. The vessel was delivered to the buyers on August 27, 2010. We recognized a gain of $807. From the proceeds of the sale, we prepaid $2,700 toward the Deutsche Bank Nederland N.V., formerly known as Hollandsche Bank Unie, or HBU, loan facility.
     Newbuilding Contracts
     On August 17, 2010, we entered into newbuilding contracts with a Chinese shipyard for the construction of two Handysize drybulk vessels of approximately 33,600 dwt each for an aggregate purchase price of approximately $48,800 (excluding extra costs of approximately $920). The vessels are scheduled for delivery in the second and third quarters of 2012. We have determined that under present market conditions there is an arbitrage opportunity in ordering two newbuildings that yield higher individual earnings potential over a combined available lifespan of 56 years upon delivery, compared with three of its existing older vessels which have a combined remaining useful life of 39 years and are worth the same aggregate value as the aggregate newbuilding contract price for the two newbuildings.
     Commitments for Newbuildings Pre-Delivery and Post-Delivery Financing
     On September 10, 2010, we signed an offer letter with ABN AMRO Bank securing, subject to customary legal documentation, binding commitments for pre-delivery and post-delivery debt financing up to an amount of $32,400 for the construction of the two newbuildings.

     1:5 Reverse Stock Split
     On September 30, 2010 in the Annual General Meeting of Shareholders our shareholders approved a reverse stock split of our issued and outstanding common stock, effective on October 1, 2010, at a ratio of one share for every five shares outstanding. The reverse stock split consolidates five shares of common stock into one share of common stock, par value of $.001 per share. All share-related and per share information in this report have been adjusted to give effect to the reverse stock split.
     Vessels Classified as “Held for Sale” and Impairment Charges
     On October 1, 2010, we classified the M/V Free Hero, a 1995-built 24,318 dwt Handysize drybulk vessel, as “held for sale” for the year ended December 31, 2010 at its estimated market value, less cost to sell, as all criteria required for the classification of a vessel as “held for sale” were met. To date, no agreement has been reached to sell the M/V Free Hero. Additionally, on February 28, 2011, we initiated a plan of sale of the M/V Free Neptune, a 1996-built 30,838 dwt Handysize drybulk vessel, and M/V Free Impala, a 1997-built 24,111 dwt Handysize drybulk vessel. We have individually assessed for recoverability the carrying values of each of the above vessels. We have recorded at December 31, 2010 an impairment loss of $26.6 million by reference to the fair market values of the M/V Free Hero and the M/V Free Impala. No impairment loss was recognized for the M/V Free Neptune as its fair value exceeded its carrying value.
Employment and Charter Rates
     All of our vessels are currently being chartered in the spot market. The following table presents our fleet information as of March 28, 2011:

Vessel Name	Type	Built	Dwt	Employment
M/V Free Lady	Handymax	2003	50,246	About 3-5 month time charter at $14,000 per day for the first 120 days and $15,500 for the balance period through May 2011

M/V Free Jupiter	Handymax	2002	47,777	About 65 day time charter trip at $6,750 per day and $13,000 for any day in excess of 80 days through May 2011

M/V Free Knight	Handysize	1998	24,111	80 day time charter trip at $10,000 per day through May 2011

M/V Free Maverick	Handysize	1998	23,994	About 62 day time charter trip at $9,100 per day through May 2011

M/V Free Impala	Handysize	1997	24,111	25 day time charter trip at $13,000 per day through April 2011

M/V Free Neptune	Handysize	1996	30,838	4-6 months time charter at $14,000 per day for the first 115 days and $15,250 thereafter, through April/July 2011

M/V Free Hero	Handysize	1995	24,318	20-25 day time charter trip at $13,250 per day through April 2011

M/V Free Goddess	Handysize	1995	22,051	25 day time charter trip at $12,500 per day through March/April 2011

M/V Free Envoy	Handysize	1984	26,318	35-40 day time charter trip at $8,250 per day through April 2011
Vessel Acquisitions and Dispositions
     During the last three fiscal years, our capital expenditures and divestitures related to our efforts to renew and expand our fleet were as follows:

•	On August 17, 2010, we entered into two newbuilding contracts with a Chinese shipyard for the construction of two Handysize drybulk vessels of approximately 33,600 dwt each, for an aggregate purchase price of approximately $48,800 (excluding extra costs of approximately $920). The vessels are scheduled for delivery in the second and third quarters of 2012.

•	On July 30, 2010, we entered into an agreement to sell the M/V Free Destiny for a price of $3,213. The vessel was delivered to the buyers on August 27, 2010 and we recognized a gain of $807.
•	On August 5, 2009, the Company purchased the M/V Free Neptune from an unaffiliated third party for approximately $11,000 and related purchase costs of $302.
•	On September 1, 2008, the Company purchased the M/V Free Maverick for the cash purchase price of $39,600 and related purchase costs of $12.
•	On July 7, 2008, the Company purchased the M/V Free Lady for a cash purchase price of $65,200 and related purchase costs of $157.
•	On April 2, 2008, the Company purchased the M/V Free Impala for the purchase price of $37,500 and related purchase costs of $420.
•	On March 19, 2008, the Company purchased M/V Free Knight for the purchase price of $39,250 and related purchase costs of $400.
Critical Accounting Policies
     The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements.
     Impairment of Long-lived Assets: We follow the guidance under ASC 360, “Property, Plant and Equipment,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset which is determined based on management estimates and assumptions and by making use of available market data. We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as future undiscounted net operating cash flows, vessel sales and purchases, business plans and overall market conditions. In performing the recoverability tests we determine future undiscounted net operating cash flows for each vessel and compare it to the vessel’s carrying value. The future undiscounted net operating cash flows are determined by considering our alternative courses of action, estimated vessel’s utilization, its scrap value, the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days over the remaining estimated useful life of the vessel, net of vessel operating expenses adjusted for inflation, and cost of scheduled major maintenance. When our estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value, if the fair market value is lower than the vessel’s carrying value, by recording a charge to operations. As of December 31, 2010, we performed an impairment assessment of its long-lived assets by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The significant factors and assumptions we used in each future undiscounted net operating cash flow analysis included, among others, operating revenues, off-hire days, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as Forward Freight Agreements (FFAs) and market historical average time charter rates for the remaining life of the vessel after the completion of the current contracts. In addition, we used annual operating expenses escalation factor and an estimate of off hire days. All estimates used and assumptions made were in accordance with our internal budgets and historical experiences. Our assessment concluded that no impairment existed as of December 31, 2010 for any of its vessels which it intends to hold, as the future undiscounted net operating cash flows per vessel exceeded the carrying value of each vessel. As a result of our decision to sell the M/V Free Impala and the M/V Free Hero, an impairment loss of $26,631, of which $17,253 relates to the M/V Free Impala and $9,378 relates to the M/V Free Hero, was recognized in 2010 and reflected in our consolidated statement of operations.
     Vessels’ Depreciation: The cost of our vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful lives from the acquisition date, after considering the estimated residual value. Effective April 1, 2009, and following management’s reassessment of the useful lives of our assets, the fleet useful life was increased from 27 to 28 years. Management’s estimate was based on the current vessels’ operating condition, as well as the conditions prevailing in the market for the same type of vessels.
     Accounting for Special Survey and Dry-docking Costs: We follow the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred are deferred and are amortized over a period of five and two and a half years, respectively. If special survey or dry-docking is performed prior to the scheduled date, the remaining un-amortized balances are immediately written-off. Indirect costs and/or costs related to ordinary maintenance, carried out while at dry dock, are expensed when incurred as they do not provide any future economic benefit.
     Accounting for Revenue and Expenses: Revenue is recorded when services are rendered, we have a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading of its next fixed cargo and is deemed to end upon the completion of the discharge of the current cargo. Under a voyage charter, we agree to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo. Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is provided. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot charters. Time charters extending three months to a year are generally referred to as medium term charters. All other time charters are considered long term. Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by us under voyage charter arrangements, except for commissions, which are always paid for by, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are earned as our revenues are earned. Probable losses on voyages in progress are provided for in full at the time such losses can be estimated.
Important Measures for Analyzing Results of Operations
     We believe that the important measures for analyzing trends in the results of our operations consist of the following:
•	Ownership days. We define ownership days as the total number of calendar days in a period during which each vessel in the fleet was owned by us. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues earned and the amount of expenses that we incur during that period.
•	Available days. We define available days as the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.
•	Operating days. We define operating days as the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency properly operating its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reason.

•	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.
•	Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.
•	Voyage charter. A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge port(s). In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses, in addition to the vessel operating expenses.
•	Time charter equivalent (TCE). The time charter equivalent, or TCE, equals voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period, including the trip to the loading port. TCE is a non-GAAP, standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during a specific period.
•	Adjusted EBITDA. We consider Adjusted EBITDA to represent net earnings before interest, taxes, depreciation and amortization, amortization of deferred revenue, back log asset, (gain)/loss on derivative instruments, stock-based compensation expense, vessel impairment loss, provision and write-offs of insurance claims and bad debts and (gain)/loss on sale of vessel. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our performance.
Performance Indicators
(All amounts in tables in thousands of U.S. dollars except for fleet data and average daily results)
     The following performance measures were derived from our audited consolidated financial statements for the year ended December 31, 2010, 2009 and 2008 included elsewhere in this report. The historical data included below is not necessarily indicative of our future performance.

	For the year ended December 31,
	2010	2009	2008
Adjusted EBITDA (1)	$26,834	$30,337	$41,517
Fleet Data:
Average number of vessels (2)	9.65	9.35	7.36

	For the year ended December 31,
	2010	2009	2008
Ownership days (3)	3,523	3,414	2,688
Available days (4)	3,430	3,373	2,605
Operating days (5)	3,329	3,294	2,441
Fleet utilization (6)	97.1%	97.7%	93.7%
Average Daily Results:

Average TCE rate (7)	$15,742	$16,105	$25,719
Vessel operating expenses (8)	5,282	5,218	6,084
Management fees (9)	561	549	616
General and administrative expenses(10)	1,117	1,073	1,390
Total vessel operating expenses (11)	$5,843	$5,767	$6,700

(1)	Adjusted EBITDA reconciliation to net income: Adjusted EBITDA represents net earnings before, taxes, depreciation and amortization, amortization of deferred revenue, back log asset, (gain)/loss on derivative instruments, stock-based compensation expense, vessel impairment loss, interest and finance cost net, provision and write-offs of insurance claims and bad debts and (gain)/loss on sale of vessel. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our performance.

	For the year ended December 31,
	2010	2009	2008
Net income/(loss)	$(21,821)	$6,859	$19,192
Depreciation and amortization	17,253	17,748	14,137
Amortization of deferred revenue	(1,034)	(81)	(368)
Back log asset	—	907	899
Stock-based compensation expense	559	494	107
Vessel impairment loss	26,631	—	—
Gain/(loss) on derivative instruments	465	111	1,456
Interest and finance cost, net of interest income	4,338	4,299	5,873
(Gain) on sale of vessel	(807)	—	—
Provision and write-offs of insurance claims and bad debts	1,250	—	221

Adjusted EBITDA	$26,834	$30,337	$41,517

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)	Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(5)	Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in properly operating its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reasons.

(7)	TCE is a non-GAAP measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	For the year ended December 31,
	2010	2009	2008
Operating revenues	$57,650	$57,533	$66,689
Voyage expenses and commissions	(5,244)	(4,483)	(3,910)
Net operating revenues	52,406	53,050	62,779
Operating days	3,329	3,294	2,441

Time charter equivalent daily rate	$15,742	$16,105	$25,719

(8)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	For the year ended December 31,
	2010	2009	2008
Vessel operating expenses	$18,607	$17,813	$16,354
Ownership days	3,523	3,414	2,688

Daily vessel operating expenses	$5,282	$5,218	$6,084

(9)	Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for the relevant time period.

(10)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses (excluding stock-based compensation expense) by ownership days for the relevant period.

(11)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expense and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Results of Operations
     Year Ended December 31, 2010 as Compared to Year Ended December 31, 2009
     REVENUES — Operating revenues for the year ended December 31, 2010 were $57,650 compared to $57,533 for the year ended December 31, 2009. The slight increase of $117 is attributable to the increase of the average number of vessels in our fleet from 9.35 for the year ended December 31, 2009 to 9.65 for the year ended

December 31, 2010, which was partially offset by the lower average daily TCE rate of $15,742 in the year ended December 31, 2010 compared to an average daily TCE rate of $16,105 in the year ended December 31, 2009.
     VOYAGE EXPENSES AND COMMISSIONS — Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $1,887 for the year ended December 31, 2010, as compared to $1,394 for the year ended December 31, 2009. The variance in voyage expenses is due to (i) the higher bunker consumption due to increased consumption during off-hire and idle days, (ii) higher port expenses and (iii) the increased cargo inspection expenses due to the increased discharging of cargo in South and West African ports. For the year ended December 31, 2010, commissions charged amounted to $3,357 as compared to $3,089 for the year ended December 31, 2009. The increase in commissions is mainly due to the small increase of operating revenues for the year ended December 31, 2010 compared to the year ended December 31, 2009 and a slightly higher average commission of 5.8% over total operating revenues for the year ended December 31, 2010 versus an average commission of 5.4% over total operating revenues for the year ended December 31, 2009. The commission fees represent commissions paid to the Manager, other affiliated companies associated with family members of our CEO, and unaffiliated third parties relating to vessels chartered during the relevant periods. For the year ended December 31, 2010, commissions paid to the Manager equal 1.25% of gross hire or freight for vessels, which in turn pays 1.25% of gross hire and freight to Safbulk.
     OPERATING EXPENSES — Vessel operating expenses, which include crew cost, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $18,607 in the year ended December 31, 2010 as compared to $17,813 in the year ended December 31, 2009. The slight increase of $794, which is translated to daily operating expenses of $5,282 for the year ended December 31, 2010 versus $5,218 for the year ended December 31, 2009 is mainly attributed to the higher operating expenses incurred during vessels dry-dockings which amounted to four for the year ended December 31, 2010 compared to three for the year ended December 31, 2009.
     DEPRECIATION AND AMORTIZATION — For the year ended December 31, 2010, depreciation expense totaled $15,365 as compared to $16,006 for the year ended December 31, 2009. The decrease of $641 in depreciation expense resulted from the change in our depreciation policy as described below in the “Liquidity and Capital Resources” section, from the classification of M/V Free Hero as “held for sale” in the accompanying consolidated balance sheets for the year ended December 31, 2010 and the sale of M/V Free Destiny on August 27, 2010. The decrease was to some extent alleviated by the increase of the average number of vessels to 9.65 in the year ended December 31, 2010 from 9.35 in the year ended December 31, 2009. For the year ended December 31, 2010, amortization of dry-dockings and special survey costs totaled $1,888, an increase of $146 over the expenses reported in the year ended December 31, 2009. During the year ended December 31, 2010, we amortized eight vessels’ scheduled dry-dockings and special surveys versus six vessels’ scheduled dry-docking and special surveys during the year ended December 31, 2009.
     For the year ended December 31, 2010 and 2009, back-log asset’s amortization expense amounted to $nil and $907, respectively, and is included in voyage revenue, as the recognized asset in accordance with the acquisition of vessel the M/V Free Maverick has been fully amortized during 2009.
     MANAGEMENT FEES — Management fees for the year ended December 31, 2010 totaled $1,978, as compared to $1,874 in the year ended December 31, 2009. The $104 increase in management fees resulted from the increased average number of vessels under the technical management of the Manager to 9.65 in the year ended December 31, 2010 from 9.35 in the year ended December 31, 2009 and the higher monthly management fee since October 2009.
     GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses, which include, among other things, legal, audit, audit related expenses, travel expenses, communications expenses, and services fees and expenses charged by the Manager, totaled $4,494 (including $559 stock-based compensation expense) for the year ended December 31, 2010 as compared to $4,156 (including $494 stock-based compensation expense) for the year ended December 31, 2009. The difference was primarily due to the higher non-cash stock-based compensation costs and write-off of $184 of filing expenses.
     PROVISION AND WRITE-OFFS OF INSURANCE CLAIMS AND BAD DEBTS — We agreed to settle the insurance claim of the M/V Free Jupiter in exchange of a full and definite settlement with the salvage company involved in the incident and a cash payment of $530 to us. In accordance with the agreement, we wrote off $986. The remaining balance of $264 mainly refers to write-offs of long outstanding accounts receivable.
     GAIN ON SALE OF VESSEL— We recognized a gain of $807 on the sale of the M/V Free Destiny, a 1982-built 25,240 dwt Handysize dry bulk vessel, for a price of $3,213. The vessel was delivered to the buyers on August 27, 2010.
     VESSEL IMPAIRMENT LOSS — In September 2010, we initiated negotiations with various unrelated parties for the sale of the M/V Free Hero, the 1995 built 24,318 dwt Handysize dry bulk vessel. Accordingly, she was classified as an asset “held for sale,” which resulted in an impairment loss of $9,378 as the vessel was recorded at the lower of its carrying amount or fair value less cost to sell. The effect of the suspension of the depreciation for the fourth quarter of 2010, as a result of the classification of the M/V Free Hero as asset “held for sale,” was to increase net income for the year ended December 31, 2010 by $409 or $0.06 per weighted average number of shares, both basic and diluted. Due to our intention to proceed with the sales of the M/V Free Impala and M/V Free Neptune, we performed an impairment test as of December 31, 2010 and concluded that no impairment charge was required for the M/V Free Neptune. An impairment charge of $17,097 representing the amount by which the carrying amount of the vessel M/V Free Impala exceeded her fair value was recognized, which together with the associated deferred dry docking and special survey costs amounting to $156 are reflected in “Vessel impairment loss” in the consolidated statement of operations.
     FINANCING COSTS — Financing costs amounted to $4,375 in the year ended December 31, 2010, and $4,323 for the year ended December 31, 2009. The increase of $52 was mainly due to the increased weighted average interest rate to 3.0% during the year ended December 31, 2010 compared to 2.5% in the year ended December 31, 2009, and the commitment fees of $171 incurred in relation to the offer letter signed for the financing of the vessels under construction. The increase was partly counterbalanced by the decrease in amortization of deferred financing fees by $134 in the year ended December 31, 2010.
     GAIN /(LOSS) ON INTEREST RATE SWAPS — Under the terms of the two swap agreements, we make quarterly payments to the counterparty based on decreasing notional amounts, standing at $7,646 and $4,093 as of December 31, 2010 at fixed rates of 5.07% and 5.55% respectively, and the counterparty makes quarterly floating-rate payments of 3-month LIBOR to us based on the same decreasing notional amounts. The swaps mature in September 2015 and July 2015, respectively.
     The gain (loss) on our two interest rate swaps, which is reflected in the consolidated statements of operations comprises of a realized loss of $594 and an unrealized gain of $129, and a realized loss of $671 and an unrealized gain of $560 for the year ended December 31, 2010 and 2009, respectively. The change is attributable to the interest rate differential between floating and fixed interest rates during 2010. We use interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings.
     NET LOSS — Net loss for the year ended December 31, 2010 was $21,821 as compared to $6,859 net income for the year ended December 31, 2009. The net loss for the year ended December 31, 2010 resulted primarily from the charge of the following extraordinary non-cash items during 2010: (i) an impairment loss of $26,631 of which $17,253 relates to the M/V Free Impala and $9,378 to the M/V Free Hero, (ii) the write-off of $986 that related to the full and final settlement of the M/V Free Jupiter insurance claim and (iii) the gain of $807 from the sale of M/V Free Destiny. After the elimination of these items, net income for the year ended December 31, 2010 would total to $4,989 as compared to $6,859 in the year ended December 31, 2009. The decrease in net income resulted primarily from higher operating and voyage expenses, as well as general and administrative expenses, as explained above, which were only partially, offset by increased operating revenues and lower depreciation and amortization expenses.
     Year Ended December 31, 2009 as Compared to Year Ended December 31, 2008
     REVENUES — Operating revenues for the year ended December 31, 2009 were $57,533 compared to $66,689 generated during the year ended December 31, 2008. The decrease of $9,156 is primarily attributable to a weaker charter market environment in the year ended December 31, 2009 compared to the year ended December 31, 2008, which was not counterbalanced by the increase of average number of vessels to 9.35 in the year ended December 31, 2009 from 7.36 in the year ended December 31, 2008.

     VOYAGE EXPENSES AND COMMISSIONS — Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $1,394 for the year ended December 31, 2009, as compared to $527 for the year ended December 31, 2008. Seven of our vessels were chartered in the spot market under short term time charters during the year ended December 31, 2009. The variation in voyage expenses reflects mainly the bunkers delivery - redelivery operations during 2009.
     For the year ended December 31, 2009, commissions charged amounted to $3,089 as compared to $3,383 for the year ended December 31, 2008. The commission fees represent commissions paid to Safbulk through the Manager, as well as, other affiliated and unaffiliated third parties relating to vessels chartered during the relevant periods. Commissions paid to the Manager equal 1.25% of gross hire or freight for vessels, which in turn pays 1.25% of gross hire and freight to Safbulk.
     OPERATING EXPENSES — Vessel operating expenses, which include crew cost, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $17,813 in the year ended December 31, 2009 as compared to $16,354 in the year ended December 31, 2008. This increase of $1,459 in vessel operating expenses is a result of the increase of the average number of vessels owned to 9.35 during the year ended December 31, 2009 as compared to 7.36 during the year ended December 31, 2008. The daily vessel operating expenses per vessel owned, however, were $5,218 for the year ended December 31, 2009 as compared to $6,084 for the year ended December 31, 2008, a decrease of 14.2%. This decrease was due to the better monitoring of vessel operating expenses and the more efficient operation of our vessels as well as deflationary pressures on wages, lubricant costs, and some categories of stores, spares and services.
     DEPRECIATION AND AMORTIZATION — For the year ended December 31, 2009, depreciation expense totaled $16,006 as compared to $13,349 for the year ended December 31, 2008. The increase in depreciation expense resulted from the growth of our fleet to an average of 9.35 for the year ended December 31, 2009 from an average of 7.36 for the year ended December 31, 2008 and the related investment in fixed assets. This increase in depreciation expense has been mitigated by the change in our depreciation policy as described below. For the year ended December 31, 2009, amortization of dry-dockings and special survey costs totaled $1,742 an increase of $954 over the expenses reported in the year ended December 31, 2008. During the year ended December 31, 2009, we amortized five vessels’ scheduled dry-dockings and special surveys versus four vessels’ scheduled dry-docking and special surveys in the year ended December 31, 2008. As a result, amortization of deferred dry-dockings and special survey costs increased for the year ended December 31, 2009.
     Effective April 1, 2009, and following our reassessment of the useful lives of our assets, our vessels’ useful life was increased from 27 to 28 years. Our estimate was based on the current vessels’ operating condition and the conditions prevailing in the market for same type of vessels. The effect of this change in accounting estimate, which did not require retrospective adoption as per ASC 250 “Accounting Changes and Error Corrections,” was to increase net income for the year ended December 31, 2009 by $1,088 or $0.21 per weighted average number of share, both basic and diluted.
     For the year ended December 31, 2009 and December 31, 2008, back-log asset’s amortization expense amounted to $907 and $899, respectively, and is included in voyage revenue.
     MANAGEMENT FEES — Management fees for the year ended December 31, 2009 totaled $1,874, as compared to $2,634 for the year ended December 31, 2008, which included $1,655 of management fees, $300 office renovation expenses and $679 for service fees. The increase in management fees from $1,655 to $1,874 resulted from the fees charged in connection with the increased number of vessels under the technical management by the Manager and the increase of monthly technical management fee to $16.5 per vessel from $15 per vessel, effective since October 2009. For the year ended December 31, 2009, service fees were classified as general and administrative expenses.
     GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses, which include, among other things, legal, audit, audit related expenses, international safety code compliance expenses, travel expenses, communications expenses, and services fees charged by the Manager, totaled $4,156 (including $494 stock-based compensation expense) for the year ended December 31, 2009 as compared to $2,863 (including $107 stock-based compensation expense) for the year ended December 31, 2008. The difference was primarily due to the change of the classification of services fees from “management fees” to “general and administrative expenses.” Stock-based compensation costs reflect non-cash, equity-based compensation granted in the form of stock options and restricted shares.
     FINANCING COSTS — Financing costs amounted to $4,323 in the year ended December 31, 2009, compared to $6,453 for the year ended December 31, 2008. The decrease of $2,130 is mainly the result of the reduced interest expense for the year ended December 31, 2009 and the lower principal balances of our bank loans outstanding in the year ended December 31, 2009. Our financing costs represent primarily the amortized financing fees in connection with the bank loans used for the acquisition of our vessels and the write-off of unamortized financing fees. For the year ended December 31, 2009, we expensed the unamortized financing fees of $111. The $111 unamortized financing fees relate to the financing fees of $163 incurred for the loan of $26,250 from First Business Bank, or FBB, we obtained during 2008, to partially finance the acquisition of the M/V Free Impala. On December 15, 2009, we entered an agreement for a new secured term loan of $27,750 from FBB to refinance its existing loan with FBB.
     For the year ended December 31, 2008, we expensed the unamortized financing fees of $639 in comparison with related expenses incurred for the year ended December 31, 2007 of $2,570. The $639 unamortized financing fees were expensed in 2008 as a result of the refinancing of the HSH Nordbank AG loan facility with a new credit facility from Credit Suisse.
     The amortization of financing fees for the year ended December 31, 2009 totaled $345 or a decrease of $8 over the amortized expenses reported in the year ended December 31, 2008.
     LOSS ON DERIVATIVE INSTRUMENTS — Under the terms of the two swap agreements, we make quarterly payments to the counterparty based on decreasing notional amounts, standing at $9,299 and $4,978 as of December 31, 2009 at fixed rates of 5.07% and 5.55% respectively, and the counterparty makes quarterly floating-rate payments at LIBOR to us based on the same decreasing notional amounts. The swaps mature in September 2015 and July 2015, respectively. There were no further interest rate swap agreements concluded in the year ended December 31, 2009 and in the year ended December 31, 2008.
     The loss on our two interest rate swaps, which is separately reflected in the consolidated statements of operations comprises of a realized loss of $671 and an unrealized gain of $560, and a realized loss of $395 and an unrealized loss of $1,061 for the year ended December 31, 2009 and 2008, respectively.
     NET INCOME — Net income for the year ended December 31, 2009 was $6,859 as compared to $19,192 for the year ended December 31, 2008. The substantial decrease in net income for 2009 resulted primarily from the weaker freight market compared to the same period last year.
Liquidity and Capital Resources
     We have historically financed our capital requirements from equity provided by our shareholders, operating cash flows and long-term borrowings. As of March 28, 2011, our long-term borrowings totaled $116,871, of which $23,234 is the current portion. We have primarily used our funds for capital expenditures to acquire and maintain our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and payment of dividends. We expect to continue to rely upon operating cash flows, long-term borrowings, and the working capital available to us, as well as possible future equity financings, to fund our future operations and possible growth. In addition, to the extent that the options and warrants currently issued are subsequently exercised, the proceeds from those exercises would provide us with additional funds. In 2009, we suspended the payment of cash dividends on our common stock because of prevailing economic conditions and to comply with restrictions in certain of our loan agreements. Because economic conditions remain uncertain, and because we are focusing on the renewal of our fleet, we have determined not to resume the payment of cash dividends at this time.
     The dry bulk carriers we owned had an average age of approximately 14.16 years as of December 31, 2010. Effective April 1, 2009, and following our reassessment of the useful lives of our assets, the vessels’ useful life was increased from 27 to 28 years. Our estimate was based on the current vessels’ operating condition and the conditions prevailing in the market for same type of vessels. However, economics, rather than a set number of years, determines the actual useful life of a vessel. As a vessel ages, the maintenance costs rise particularly with respect to the cost of surveys. So long as the revenue generated by the vessel sufficiently exceeds its maintenance costs, the vessel will remain in use. If the revenue generated or expected future revenue does not sufficiently exceed the maintenance costs, or if the maintenance costs exceed the revenue generated or expected future revenue, then the vessel owner usually sells the vessel for scrap.
     At December 31, 2010, our current liabilities exceeded our current assets by $2,128, ($7,363 at December 31, 2009). In addition, and as further discussed under “Summary of Contractual Obligations” below, we have entered into two newbuilding contracts with a Chinese shipyard for the construction of two Handysize drybulk vessels of approximately 33,600 dwt each, for an aggregate purchase price of approximately $48,800 (excluding extra costs of approximately $920). The expected short term capital commitments to fund the construction installments under the shipbuilding contracts in 2011 amount to $4,880. We expect to use operating cash flows and the proceeds of the sale of vessels to pay the construction installments under the shipbuilding contracts until we take delivery of the vessels in the second and third quarters of 2012. Cash expected to be generated from the operations assuming that current market charter hire rates would prevail in 2011, may not be sufficient to cover our ongoing working capital requirements and capital commitments, or for us to be in compliance with certain covenants contained in our loan agreements. We are currently exploring several alternatives aiming to manage our working capital requirements and other commitments in the event of current market charter hire rates will continue including a  plan for a share capital increase,  disposition of certain vessels in our current fleet as more fully described in “Vessel Impairment Loss” and “Results of Operations” sections, and seek to achieve additional reductions in operating and other costs.
     We believe that the above plans will be sufficient to cover our working capital needs for a reasonable period of time.
Cash Flows
     Year Ended December 31, 2010 as Compared to Year Ended December 31, 2009
     OPERATING ACTIVITIES — Net cash from operating activities decreased by $589 to $20,802 for the year ended December 31, 2010, as compared to $21,391 of net cash from operating activities for the year ended December 31, 2009. The decrease resulted from higher operating, voyage, general and administrative expenses in the year ended December 31, 2010 compared to the year ended December 31, 2009.
     INVESTING ACTIVITIES — Net cash used in investing activities during the year ended December 31, 2010 was $2,819 as compared to $11,302 for the year ended December 31, 2009. This decrease reflected primarily the expenditures for the construction of Hull 1 and Hull 2 and the net cash sale proceeds of $2,846 from the sale of M/V Free Destiny in the year ended December 31, 2010 as compared to the acquisition of M/V Free Neptune in the year ended December 31, 2009 for a total cost of $11,302.
     FINANCING ACTIVITIES — The cash used in financing activities for the year ended December 31, 2010 was $20,630 as compared to $7,126 used in the year ended December 31, 2009. The increase in cash used in financing activities was due to the following cash movements:(i) scheduled repayment of bank loans of $14,800, (ii) a $2,700 prepayment on November 1, 2010 for the Deutsche Bank Nederland facility as a result of the sale of vessel M/V Free Destiny and (iii) an increase in restricted cash of $3,130 attributed to the pledged deposit to ABN AMRO in respect of the guarantee provided for the second installment of the two newbuildings, counterbalanced by the closing of the retention accounts with Credit Suisse due to the end of the waiver period relating to covenant breaches as of December 31, 2008. For the year ended December 31, 2009, the cash used in financing activities mainly consisted of: (i) scheduled repayments of bank loans of $21,700 and (ii) prepayment of $6,691 in total. For 2009, the cash provided from financing activities consisted of: (i) $16,244 proceeds from the follow-on equity offering and (ii) $6,000 from the FBB facility. The significant reduction of scheduled bank loan repayments for the year ended December 31, 2010 is due to: (i) $500 reduction in the repayment of the Credit Suisse facility, (ii) $5,400 reduction in the repayment of the Deutsche Bank Nederland facility and (iii) $1,000 reduction in the repayment of the FBB facility. These reductions are mainly due to the amended repayment schedules for the loans resulting from refinancing of existing loans with FBB and Deutsche Bank Nederland.

     Year Ended December 31, 2009 as Compared to Year Ended December 31, 2008
     OPERATING ACTIVITIES — Net cash from operating activities decreased by $11,172 to $21,391 for the year ended December 31, 2009, as compared to $32,563 of net cash from operating activities in the year ended December 31, 2008. This is attributable to the weaker freight market in the year ended December 31, 2009 compared to the year ended December 31, 2008.
     INVESTING ACTIVITIES — Net cash used in investing activities during the year ended December 31, 2009 was $11,302 as compared to $182,539 for the year ended December 31, 2008. We agreed to purchase on August 5, 2009 the M/V Free Neptune from an unaffiliated third party for approximately $11,000 and related purchase costs of $302. The $182,539 in net cash used in investing activities for the year ended December 31, 2008 were associated with the acquisition of the M/V Free Knight on March 19, 2008 for the purchase price of $39,250 and related purchase costs of $400, with the acquisition of the M/V Free Impala on April 2, 2008 for the purchase price of $37,500 and related purchase costs of $420, with the acquisition of the M/V Free Lady on July 7, 2008 for a cash purchase price $65,200 and related purchase costs of $157 and with the acquisition of the M/V Free Maverick on September 1, 2008 for the cash purchase price of $39,600 and related purchase costs of $12.
     FINANCING ACTIVITIES — The cash used in financing activities during the year ended December 31, 2009 was $7,126 as compared to cash provided from financing activities for the year ended December 31, 2008 amounting to $89,960. During the year ended December 31, 2009, we received $6,000 additional liquidity as a result of a new secured term loan of $27,750 with FBB to refinance our then-existing loan of $21,750 on the M/V Free Impala, while we repaid $28,391 of loan principal. On July 28, 2009, we completed a registered offering of 10,041,151 shares of common stock (adjusted to 2,008,230 to reflect the reverse stock split), which included 1,309,715 shares (adjusted to 261,943 to reflect the reverse stock split) issued pursuant to the underwriter’s over-allotment option. The offering resulted in net proceeds of $16,244, after deducting underwriting fees and offering expenses. Proceeds from the offering were used primarily for the acquisition of the drybulk vessel M/V Free Neptune, for general working capital purposes, and an amount equal to $1,691 was applied against the outstanding loan balance with Deutsche Bank Nederland as discussed in the section “Long-Term Debt” below. During the year ended December 31, 2008, we obtained and utilized the proceeds from the Deutsche Bank Nederland loan facilities, the proceeds from the FBB loan facility, and the proceeds from the Credit Suisse loan facility Tranche B for the purchase of the M/V Free Knight and the M/V Free Maverick, the purchase of the M/V Free Impala, and the purchase of the M/V Free Lady, respectively.
Long-Term Debt
     We and our subsidiaries have obtained financing from affiliated and unaffiliated lenders for its vessels.
     All of our credit facilities bear interest at LIBOR plus a margin, ranging from 2.25% to 4.25%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers (the respective vessel owning subsidiaries), including maintenance of operating accounts, minimum cash deposits, average cash balances to be maintained with the lending banks (at group level) and minimum ratios for the fair values of the collateral vessels compared to the outstanding loan balances. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessels’ flag without the lender’s consent or distributing earnings.
     The weighted average interest rate for the year ended December 31, 2010 and the year ended December 31, 2009 was 3.0% and 2.5%, respectively. Interest expense incurred under the above loan agreements amounted to $3,932 (net of capitalized interest $43) and $3,708 for the year ended December 31, 2010 and the year ended December 31, 2009, respectively, and is included in “Interest and Finance Costs” in the consolidated statements of operations.
     Our remaining undrawn availability commitment is related to the Deutsche Bank Nederland overdraft facility commitment as of December 31, 2010 amounted to $125. In addition, we have available a commitment of up to $32,400 for the newbuildings as discussed below.

     On September 10, 2010, we signed an offer letter with ABN AMRO Bank securing, subject to customary legal documentation, commitments for pre-delivery and post-delivery debt financing up to an amount of $32,400 for the construction of two handysize vessels.
     The facility, that will be available for drawdown up to December 31, 2012, is repayable in 20 quarterly installments plus a balloon payable along with the last installments, commencing three months after the delivery of the vessels. The vessels will be used as collateral against the facility.
     According to the agreed terms, the facility will bear interest at LIBOR plus margin and will include customary financial covenants; an arrangement fee will be paid upon signing of the agreement and commitment fees on the undrawn portion of the facility are paid, commencing on the signing of the offer letter. We have incurred commitment fees of $171 for the year ended December 31, 2010, included in the consolidated statements of operations in “Interest and Finance Costs.”
     On October 4, 2010 ABN AMRO issued letters of guarantee in favor of the Chinese yard covering the second installment for the vessels under construction, amounting to $2,440 for each vessel. On the same date, we entered into a bank guarantee facility agreement for the issuance of the above mentioned letter of guarantees. The letters of guarantee mature on the earliest between the date of the payment of the second installment and November 30, 2011. In this respect we have deposited an amount equal to the second installment for the vessels under construction on a pledged account with ABN AMRO and is included in the “Restricted cash” in the consolidated balance sheet.
     On November 1, 2010, we paid an amount of $2,700 constituting prepayment towards Deutsche Bank Nederland loan facility due to the sale of M/V Free Destiny. According to the loan terms, the following three installments will be reduced to nil and the installment falling on November 1, 2011 will be reduced to $300. The remaining repayment schedule remains unchanged.
Loan Covenants
     As of December 31, 2010, our loan agreements contain various financial covenants as follows:

a)	Credit Suisse loan agreement: (i) we should maintain minimum cash balances of $375 for each of our vessels covered by the loan agreement; (ii) the aggregate fair market value of the financed vessels must not be less than 135% of the outstanding loan balance and the swap exposure, which has been waived to 115% until April 1, 2011, at which time the aggregate fair market value of the financed vessels again must not be less than 135% of the outstanding loan balance.

b)	FBB loan agreement: (i) we should maintain an average corporate liquidity of at least $3,000; (ii) the leverage ratio of the corporate guarantor shall not at any time exceed 55%; (iii) the ratio of EBITDA to net interest expense shall not be less than 3; iv) the fair market value of the financed vessels shall be at least (a) 115% for the period July 1, 2010 to June 30, 2011 and (b) 125% thereafter.

c)	Deutsche Bank Nederland loan agreement: (i) the interest coverage ratio shall not be less than 3 until December 31, 2010 and thereafter to be reset by Deutsche Bank Nederland, in its reasonable discretion in consultation with us; (ii) the debt service coverage ratio shall not be less than 1.00 until December 31, 2010 and thereafter to be reset by Deutsche Bank Nederland, in its reasonable discretion in consultation with us; (iii) the gearing ratio shall not exceed 2.5; (iv) the outstanding loan balance shall not be more than a ratio of the fair market value of the financed vessels as follows: (a) 100% from July 1, 2010 until and including June 30, 2011, (b) 110% from July 1, 2011 until and including June 30, 2012, (c) 120% from July 1, 2012 until and including December 30, 2012 and (d) 125% from December 31, 2012 onwards.

     In the event of non-compliance with the covenants prescribed in the loan agreements, including the result of a sharp decline in the market value of our vessels, such non-compliance would constitute a potential event of default in the absence of available additional assets or cash to secure our debt and bring us into compliance with the debt covenants, and could result in the lenders requiring immediate payment of the loans.

     As of December 31, 2010, we were in compliance with all of the loan covenants and the debt continues to be classified as long-term, except for (i) the principal payments falling due in the next 12 months and (ii) the estimated portion of the Credit Suisse loan balance relating to the M/V Free Hero amounting to $8,760 as a result of the intended sale of the vessel.
     There can be no assurances, however, that if current market conditions further deteriorate we will remain in compliance with our loan covenants. In the event of potential non-compliance with such debt covenants in the future there can be no assurances that our lenders will provide waivers or forbearances.
     As of December 31, 2010, the following repayments of principal are required over the next five years and throughout their term for our debt facilities:
(In thousands of U.S. Dollars)

	Long-term debt repayment due by period*
		Up to 1	1 – 3	3 – 5	More than 5
	Total	year	years	years	years
Deutsche Bank Nederland	$34,459	$3,300	$25,409	$5,750	$—
Credit Suisse	60,250	16,372	12,896	17,707	13,275
FBB	25,750	3,350	6,700	6,700	9,000

As of December 31, 2010	$120,459	$23,022	$45,005	$30,157	$22,275

*	Excluding the principal repayments for Hull 1 and Hull 2.
Summary of Contractual Obligations
     The following table summarizes our contractual obligations and their maturity dates as of December 31, 2010:
(In thousands of U.S. Dollars)

	Payments Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
Long-term debt	$120,459	$23,022	$45,005	$30,157	$22,275
Interest on variable-rate debt	12,151	3,453	4,978	3,342	378
Yard construction installments	44,840	4,880	39,960	—	—
Services fees to the Manager	11,021	1,422	2,844	2,844	3,911
Management fees to the Manager	34,515	2,193	3,645	3,564	25,113

Total obligations	$222,986	$34,970	$96,432	$39,907	$51,677

     The above table does not include our share of the monthly rental expenses for our offices of approximately Euro 10.
Off-Balance Sheet Arrangements
     As of December 31, 2010, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the SEC.
Quantitative and Qualitative Disclosures of Market Risk
     Interest Rate Fluctuation
     The international drybulk industry is a capital-intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings. To mitigate this risk, we have entered into two interest rate swap contracts.
     Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the 2011 fiscal year by approximately $1,126 based upon our debt level during the period in 2010 during which we had debt outstanding.
     The following table sets forth for a period of five years the sensitivity of the loans on each of the vessels owned by us during fiscal 2010 in U.S. dollars to a 100-basis-point increase in LIBOR.
(In thousands of U.S. Dollars)

Vessel Name	2011	2012	2013	2014	2015
Free Hero / Free Goddess / Free Jupiter	$275	$170	$135	$100	$57
Free Impala / Free Neptune	$247	$214	$179	$145	$111
Free Knight	$137	$107	$76	$46	$15
Free Lady	$268	$238	$207	$177	$147
Free Maverick	$199	$156	$—	$—	$—
     Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Long Term Debt” for a full description of each of these loans.
     Interest Rate Risk
     We are exposed to interest rate risk associated with its variable rate borrowings, and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, we use interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings and to lower its overall borrowing costs. We have two interest rate swaps outstanding with a total notional amount of $11,739 as of December 31, 2010. These interest rate swap agreements do not qualify for hedge accounting, and changes in their fair values are reflected in our earnings.
     Our derivative financial instruments are valued using pricing models that are used to value similar instruments by market participants. Where possible, we verify the values produced by our pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. Model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.
     Foreign Exchange Rate Risk
     We generate all of our revenues in U.S. dollars, but incur a portion of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2010, 2009 and 2008, approximately 55%, 21% and 21%, respectively, of our outstanding accounts payable was denominated in currencies other than the U.S. dollar (mainly in the Euro). As an indication of the extent of our sensitivity to foreign exchange rate changes, an increase of an additional 10% in the value of other currencies against the dollar would have decreased our net income and cash flows in 2010 by approximately $263 based upon the accounts payable we had denominated in currencies other than the U.S. dollar as of December 31, 2010.
     Credit Risk
     Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable, insurance claims and derivative contracts (interest rate swaps). We place our cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions.

     We monitor the credit risk regarding charterer’s turnover in order to review its reliance on individual charterers. We do not obtain rights to collateral to reduce its credit risk. We are exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, we limit our exposure by diversifying among counter parties with high credit ratings. In addition, the counterparty to the derivative financial instrument is a major financial institution in order to manage exposure to non-performance counterparties.
     Charter Market Risk
     Our revenues, earnings and profitability are affected by the prevailing charter market rates. During the first quarter of 2011, the BDI fluctuated from 1,693 where it stood on the first trading day of January 2011 to a low of 1,043 on February 4, 2011. Since then, the BDI has recovered to 1,538 on March 10, 2011. Such chartering market volatility is expected to adversely impact our financial performance for the relevant quarter including its net income and cashflow.
     M/V Free Jupiter was on time charter with KLC from June 8, 2007 until she was re-delivered to us on February 22, 2011. KLC has made several unilateral deductions from hire payments during the three-year course of the time charter, and no hire has been received from KLC from February 8, 2011 until the scheduled and actual redelivery of the vessel on February 22, 2011. We have commenced arbitration proceedings against KLC, and have taken action to obtain security, including the arrest of KLC assets. As a result, we have obtained third-party security in the amount of $1,680 (which includes provision for interest and legal costs) in the form of a letter of undertaking from KLC’s P&I club covering KLC’s unilateral deductions from the hire. We have also obtained cash security held in escrow in the amount of $159 from the execution of a lien on sub-hires. We believe that we have grounds to recover the above-described secured portion of our claim, although there can be no assurances that we will be able to do so. In addition, due to the uncertainties surrounding the possibility of recovering unsecured portion of the hire obligations due from KLC to us, management has determined that it will not recognize as income in the relevant quarter such unsecured amounts, which total approximately $320. On January 25, 2011 KLC announced that it had filed a petition for the rehabilitation proceeding for court receivership in the Seoul Central District Court, and the court had issued a preservation order.